Exhibit 99.1

NiCE Reports 12% Year-Over-Year Cloud Revenue Growth
for the Second Quarter 2025 and Raises Full-Year 2025 EPS Guidance

•	Company exceeds high end of Q2 2025 total revenue guidance range
•	Double-digit year-over-year EPS growth

Hoboken, New Jersey, August 14, 2025 - NiCE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2025, as compared to the corresponding periods of the previous year.

Second Quarter 2025 Financial Highlights

GAAP	Non-GAAP
Total revenue was $726.7 million and increased 9%	Total revenue was $726.7 million and increased 9%
Cloud revenue was $540.8 million and increased 12%	Cloud revenue was $540.8 million and increased 12%
Operating income was $160.6 million and increased 25%	Operating income was $219.7 million and increased 9%
Operating margin was 22.1% compared to 19.4% last year	Operating margin was 30.2% compared to 30.4% last year
Diluted EPS was $2.96 and increased 69%	Diluted EPS was $3.01 and increased 14%

“We’re pleased to report another strong quarter, with total revenue reaching $727 million—surpassing the high end of our guidance range—and earnings per share of $3.01 at the top of the expected range,” said Scott Russell, CEO of NiCE. This performance was driven by continued strength in our cloud business, which grew 12% year-over-year. A key catalyst behind this momentum is the accelerating demand for AI and self-service solutions, with annual recurring revenue in this part of our business rising an impressive 42% compared to the same period last year.

Mr. Russell continued, “AI is at the core of our strategy, and we are at the forefront of the AI-first transformation in the customer experience market. And this is just the beginning. Our momentum is set to accelerate further with the upcoming integration of Cognigy’s industry-leading CX-AI conversational and agentic capabilities upon closing of the transaction, enabling us to deliver truly human-like, AI-first customer experiences on CXone Mpower. Our continued leadership in AI innovation is powered by our solid financial foundation, strong profitability, and robust balance sheet, as well as a growing number of strategic partnerships secured over the past six months."

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues:
Second quarter 2025 total revenues increased 9% year over year to $726.7 million compared to $664.4 million for the second quarter of 2024.

Gross Profit:
Second quarter 2025 gross profit was $485.1 million compared to $439.6 million for the second quarter of 2024. Second quarter 2025 gross margin was 66.8% compared to 66.2% for the second quarter of 2024.

Operating Income:
Second quarter 2025 operating income increased 25% to $160.6 million compared to $128.8 million for the second quarter of 2024. Second quarter 2025 operating margin was 22.1% compared to 19.4% for the second quarter of 2024.

Net Income:
Second quarter 2025 net income increased 62% to $187.4 million compared to $115.8 million for the second quarter of 2024. Second quarter 2025 net income margin was 25.8% compared to 17.4% for the second quarter of 2024.

Fully Diluted Earnings Per Share:
Second quarter 2025 fully diluted earnings per share increased 69% to $2.96 compared to $1.76 in the second quarter of 2024.

Cash Flow and Cash Balance:
Second quarter 2025 operating cash flow was $61.3 million and $30.8 million was used for share repurchases. As of June 30, 2025, total cash and cash equivalents, and short-term investments were $1,631.7 million. Our debt, was $459.6 million, resulting in net cash and investments of $1,172.0 million.

Non-GAAP Financial Highlights for the Second Quarter June 30:

Revenues:
Second quarter 2025 non-GAAP total revenues increased 9% year over year to $726.7 million compared to $664.4 million for the second quarter of 2024.

Gross Profit:
Second quarter 2025 non-GAAP gross profit increased to $503.9 million compared to $469.4 million for the second quarter of 2024. Second quarter 2025 non-GAAP gross margin was 69.3% compared to 70.7% for the second quarter of 2024.

Operating Income:
Second quarter 2025 non-GAAP operating income increased 9% to $219.7 million compared to $201.7 million for the second quarter of 2024. Second quarter 2025 non-GAAP operating margin was 30.2% compared to 30.4% for the second quarter of 2024.

Net Income:
Second quarter 2025 non-GAAP net income increased 9% to $190.3 million compared to $174.2 million for the second quarter of 2024. Second quarter 2025 non-GAAP net income margin totaled 26.2% compared to 26.2% for the second quarter of 2024.

Fully Diluted Earnings Per Share:
Second quarter 2025 non-GAAP fully diluted earnings per share increased 14% to $3.01 compared to $2.64 for the second quarter of 2024.

Third Quarter and Full Year 2025 Guidance*:

Third-Quarter 2025:
Third-quarter 2025 non-GAAP total revenue is expected to be in a range of $722 million to $732 million, representing 5% year over year growth at the midpoint.

Third-quarter 2025 non-GAAP fully diluted earnings per share is expected to be in a range of $3.12 to $3.22, representing 10% year over year growth at the midpoint.

Full-Year 2025:
The Company reaffirmed full-year 2025 non-GAAP total revenue which is expected to be in a range of $2,918 million to $2,938 million, representing 7% year over year growth at the midpoint.

The Company raised full-year 2025 non-GAAP fully diluted earnings per share which is expected to be in a range of $12.33 to $12.53, representing 12% year over year growth at the midpoint.

*The planned acquisition of Cognigy is expected to close during the fourth quarter of 2025, subject to regulatory approval, and therefore this guidance excludes any planned impact from this proposed transaction.

Quarterly Results Conference Call

NiCE management will host its earnings conference call today, August 14, 2025, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related and other expenses, amortization of discount on debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NiCE and the NiCE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NiCE trademarks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapid changes in technology and market requirements, the implementation of AI capabilities in certain products and services; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications, loss of market share, cyber security attacks or other security incidents, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy, our ability to recruit and retain qualified personnel, the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$535,050	$481,712
Short-term investments	1,096,638	1,139,996
Trade receivables	680,963	643,985
Prepaid expenses and other current assets	223,409	239,080

Total current assets	2,536,060	2,504,773

LONG-TERM ASSETS:
Property and equipment, net	186,141	185,292
Deferred tax assets	243,665	219,232
Other intangible assets, net	191,613	231,346
Operating lease right-of-use assets	68,783	93,083
Goodwill	1,866,226	1,849,668
Prepaid expenses and other long-term assets	217,200	212,512

Total long-term assets	2,773,628	2,791,133

TOTAL ASSETS	$5,309,688	$5,295,906

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$81,624	$110,603
Deferred revenues and advances from customers	355,944	299,367
Current maturities of operating leases	12,516	12,554
Debt	459,639	458,791
Accrued expenses and other liabilities	473,317	593,109

Total current liabilities	1,383,040	1,474,424

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	66,645	66,289
Operating leases	66,879	92,258
Deferred tax liabilities	1,574	1,965
Other long-term liabilities	60,306	57,807

Total long-term liabilities	195,404	218,319

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,731,244	3,589,742
Non-controlling interests	-	13,421

Total shareholders' equity	3,731,244	3,603,163

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,309,688	$5,295,906

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$540,822	$481,693	$1,067,145	$950,099
Services	140,480	147,611	280,683	296,524
Product	45,410	35,096	79,076	77,086
Total revenue	726,712	664,400	1,426,904	1,323,709

Cost of revenue:
Cloud	185,971	170,702	365,445	340,680
Services	48,254	46,663	94,497	92,749
Product	7,376	7,418	13,739	14,023
Total cost of revenue	241,601	224,783	473,681	447,452

Gross profit	485,111	439,617	953,223	876,257

Operating expenses:
Research and development, net	89,762	86,522	178,864	174,354
Selling and marketing	169,799	157,645	331,233	312,660
General and administrative	64,958	66,626	134,365	138,980
Total operating expenses	324,519	310,793	644,462	625,994

Operating income	160,592	128,824	308,761	250,263

Financial and other income, net	(14,820)	(15,645)	(30,670)	(29,654)

Income before tax	175,412	144,469	339,431	279,917
Taxes on income	(11,992)	28,684	22,737	57,759
Net income	$187,404	$115,785	$316,694	$222,158

Earnings per share:
Basic	$3.01	$1.82	$5.05	$3.50
Diluted	$2.96	$1.76	$4.97	$3.36

Weighted average shares outstanding:
Basic	62,160	63,534	62,754	63,406
Diluted	63,210	65,856	63,785	66,192

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$187,404	$115,785	$316,694	$222,158
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,612	51,520	88,053	103,280
Share-based compensation	37,310	42,226	80,647	86,630
Amortization of premium and discount and accrued interest on marketable securities	(2,029)	(2,096)	(4,304)	(3,328)
Deferred taxes, net	(3,757)	(15,773)	(25,294)	(11,407)
Changes in operating assets and liabilities:
Trade Receivables, net	(30,742)	(6,707)	(26,064)	1,430
Prepaid expenses and other current assets	(14,846)	1,740	13,709	10,501
Operating lease right-of-use assets	2,929	3,372	8,826	6,653
Trade payables	21,884	17,702	(31,407)	6,939
Accrued expenses and other current liabilities	(158,979)	(40,836)	(109,461)	(43,704)
Deferred revenue	(19,719)	4,742	49,855	50,281
Operating lease liabilities	(746)	(3,976)	(10,935)	(7,776)
Amortization of discount on long-term debt	428	425	849	974
Other	(2,427)	1,544	(4,775)	1,527
Net cash provided by operating activities	61,322	169,668	346,393	424,158

Investing Activities

Purchase of property and equipment	(4,579)	(6,455)	(8,246)	(16,976)
Purchase of Investments	(24,687)	(105,991)	(74,141)	(437,113)
Proceeds from sales of marketable investments	76,416	51,971	134,774	568,121
Capitalization of internal use software costs	(18,137)	(15,238)	(34,903)	(31,174)
Payments for business acquisitions, net of cash acquired	-	-	(36,466)	-
Net cash provided by (used in) investing activities	29,013	(75,713)	(18,982)	82,858

Financing Activities

Proceeds from issuance of shares upon exercise of options	333	520	1,008	2,312
Purchase of treasury shares	(30,839)	(146,088)	(283,168)	(187,603)
Dividends paid to noncontrolling interest	-	-	-	(2,681)
Repayment of debt	-	-	-	(87,435)
Net cash used in financing activities	(30,506)	(145,568)	(282,160)	(275,407)

Effect of exchange rates on cash and cash equivalents	5,139	(1,309)	6,286	(3,248)

Net change in cash, cash equivalents and restricted cash	64,968	(52,922)	51,537	228,361
Cash, cash equivalents and restricted cash, beginning of period	$471,601	$794,597	$485,032	$513,314

Cash, cash equivalents and restricted cash, end of period	$536,569	$741,675	$536,569	$741,675

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$535,050	$739,556	$535,050	$739,556
Restricted cash included in other current assets	$1,519	$2,119	$1,519	$2,119
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$536,569	$741,675	$536,569	$741,675

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2025	2024	2025	2024
GAAP revenues	$726,712	$664,400	$1,426,904	$1,323,709
Non-GAAP revenues	$726,712	$664,400	$1,426,904	$1,323,709

GAAP cost of revenue	$241,601	$224,783	$473,681	$447,452
Amortization of acquired intangible assets on cost of cloud	(13,202)	(24,133)	(28,605)	(49,500)
Amortization of acquired intangible assets on cost of product	-	(150)	-	(410)
Cost of cloud revenue adjustment (1,2)	(3,293)	(2,852)	(6,471)	(5,854)
Cost of services revenue adjustment (1)	(2,241)	(2,617)	(4,696)	(4,995)
Cost of product revenue adjustment (1)	(21)	(30)	(43)	(60)
Non-GAAP cost of revenue	$222,844	$195,001	$433,866	$386,633

GAAP gross profit	$485,111	$439,617	$953,223	$876,257
Gross profit adjustments	18,757	29,782	39,815	60,819
Non-GAAP gross profit	$503,868	$469,399	$993,038	$937,076

GAAP operating expenses	$324,519	$310,793	$644,462	$625,994
Research and development (1,2)	(3,178)	(7,484)	(7,871)	(15,627)
Sales and marketing (1,2)	(13,258)	(13,210)	(28,672)	(27,382)
General and administrative (1,2)	(16,924)	(17,429)	(36,482)	(37,260)
Amortization of acquired intangible assets	(6,956)	(4,972)	(11,649)	(10,211)
Valuation adjustment on acquired deferred commission	-	8	-	23
Non-GAAP operating expenses	$284,203	$267,706	$559,788	$535,537

GAAP financial and other income, net	$(14,820)	$(15,645)	$(30,670)	$(29,654)
Amortization of discount on debt	(428)	(425)	(849)	(974)
Change in fair value of contingent consideration	-	(35)	-	(79)
Non-GAAP financial and other income, net	$(15,248)	$(16,105)	$(31,519)	$(30,707)

GAAP taxes on income	$(11,992)	$28,684	$22,737	$57,759
Tax adjustments re non-GAAP adjustments	56,627	14,963	66,720	28,779
Non-GAAP taxes on income	$44,635	$43,647	$89,457	$86,538

GAAP net income	$187,404	$115,785	$316,694	$222,158
Amortization of acquired intangible assets	20,158	29,255	40,254	60,121
Valuation adjustment on acquired deferred commission	-	(8)	-	(23)
Share-based compensation (1)	38,915	43,622	83,840	89,266
Acquisition related and other expenses (2)	-	-	395	1,912
Amortization of discount on debt	428	425	849	974
Change in fair value of contingent consideration	-	35	-	79
Tax adjustments re non-GAAP adjustments	(56,627)	(14,963)	(66,720)	(28,779)
Non-GAAP net income	$190,278	$174,151	$375,312	$345,708

GAAP diluted earnings per share	$2.96	$1.76	$4.97	$3.36

Non-GAAP diluted earnings per share	$3.01	$2.64	$5.88	$5.22

Shares used in computing GAAP diluted earnings per share	63,210	65,856	63,785	66,192

Shares used in computing non-GAAP diluted earnings per share	63,210	65,856	63,785	66,192

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2025	2024	2025	2024

	Cost of cloud revenue	$3,293	$2,852	$6,471	$5,792
	Cost of services revenue	2,241	2,617	4,696	4,995
	Cost of product revenue	21	30	43	60
	Research and development	3,178	7,484	7,871	15,297
	Sales and marketing	13,258	13,210	28,672	26,739
	General and administrative	16,924	17,429	36,087	36,383
		$38,915	$43,622	$83,840	$89,266

(2)	Acquisition related and other expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2025	2024	2025	2024

	Cost of cloud revenue	$-	$-	$-	$62
	Research and development	-	-	-	330
	Sales and marketing	-	-	-	643
	General and administrative	-	-	395	877
		$-	$-	$395	$1,912

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$187,404	$115,785	$316,694	$222,158
Non-GAAP adjustments:
Depreciation and amortization	44,612	51,520	88,053	103,280
Share-based compensation	37,310	42,226	80,647	86,630
Financial and other expense/ (income), net	(14,820)	(15,645)	(30,670)	(29,654)
Acquisition related and other expenses	-	-	395	1,912
Valuation adjustment on acquired deferred commission	-	(8)	-	(23)
Taxes on income	(11,992)	28,684	22,737	57,759
Non-GAAP EBITDA	$242,514	$222,562	$477,856	$442,062

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash provided by operating activities	$61,322	$169,668	$346,393	$424,158

Purchase of property and equipment	(4,579)	(6,455)	(8,246)	(16,976)
Capitalization of internal use software costs	(18,137)	(15,238)	(34,903)	(31,174)

Free Cash Flow (a)	$38,606	$147,975	$303,244	$376,008

(a) Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.